Exhibit 99.2

TAT TECHNOLOGIES LTD.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with (i) our unaudited condensed consolidated financial statements as of March 31, 2026 and for the three months ended March 31, 2026, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”), (ii) our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2025 appearing in our Annual Report on Form 20-F for the year ended December 31, 2025 (our “Annual Report”) and (iii) Item 5 — “Operating and Financial Review and Prospects” of our Annual Report.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “TAT”, “the Company” and “our company” refer to TAT Technologies Ltd.

All references in this Report to “dollar,” “USD” or “$” refer to U.S. dollars and the terms “Israeli currency”, “NIS”, and “ILS” refer to Israeli New Shekels.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Report may constitute “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the Securities and Exchange Commission.

Company Overview

TAT is reliant on the robustness of the commercial and military aerospace and ground defense industries. Any downturn in these industries could weaken demand for its solutions and services and negatively impact its financial results. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, quality assurance costs, shipping expenses, royalties, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s gross margin is affected by the proportion of its revenues generated from each of its operational segments.

The principal factors that affect the operating income of TAT’s four segments, in addition to their gross profit, is the expenditure on selling and marketing expenses and general and administrative expenses. While TAT closely monitors its operating expenses to prevent unnecessary spending, we believe that these operating expenses may increase in the future in accordance with our plans to grow the business.

TAT’s research and development expenses are related to new products and technologies or significant improvement of existing products and technologies.

TAT’s selling and marketing expenses are related to commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

TAT’s general and administrative expenses are related to compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, insurance premiums and general corporate expenses and related costs for facilities and equipment.

Results of operations

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit, operating income and EBITDA. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The results of operations presented below should be reviewed in conjunction with the unaudited condensed consolidated financial statements as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, included in Exhibit 99.1 to this Report, our audited consolidated financial statements as of and for the year ended December 31, 2025 appearing in our Annual Report, and Item 5 - “Operating and Financial Review and Prospects” of our Annual Report.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:
	Three Months Ended March 31,
	2026		2025
U.S. dollars in thousands	Amount	%	Amount	%
Revenues:
Products	$13,906	33.8%	$12,724	30.2%
Services	27,241	66.2%	29,418	69.8%
	41,147	100.0%	42,142	100.0%
Cost of goods:
Products	10,099	24.5%	8,331	19.8%
Services	21,017	51.1%	23,857	56.6%
	31,116	75.6%	32,188	76.4%
Gross profit	10,031	24.4%	9,954	23.6%
Operating expenses:
Research and development, net	571	1.4%	324	0.8%
Selling and marketing	2,182	5.3%	1,928	4.6%
General and administrative	4,293	10.4%	3,532	8.4%
	7,046	17.1%	5,784	13.7%
Operating income	2,985	7.3%	4,170	9.9%
Interest expenses	(148)	-0.4%	(335)	-0.8%
Other financial income, net	187	0.5%	277	0.7%
Income before taxes on income	3,024	7.3%	4,112	9.8%
Provision for taxes on income	145	0.4%	592	1.4%
Profit before share of equity investment	2,879	7.0%	3,520	8.4%
Share in profits of equity investment of affiliated companies	521	1.3%	293	0.7%
Net income	$3,400	8.3%	$3,813	9.0%

Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

	Three months ended March 31,		Change
U.S. dollars in thousands	2026	2025	$	%

OEM of heat transfer solutions and aviation accessories	$10,740	$10,087	653	6.5%
MRO services for heat transfer components and OEM of heat transfer solutions	11,123	12,477	(1,354)	-10.9%
MRO services for aviation components	16,873	18,298	(1,425)	-7.8%
Overhaul and coating of jet engine components	2,556	2,185	371	17.0%
Eliminations	(145)	(905)	760	-84.0%
Total revenue	$41,147	$42,142	(995)	-2.4%

Total revenues were $41.1 million for the three months ended March 31, 2026, compared to $42.1 million for the same period in 2025, a 2.4% decrease. The change in revenues reflects a mixed performance across our operating segments. Revenues increased in both the OEM of heat transfer solutions and aviation accessories segment and the overhaul and coating of jet engine components segment. These increases were more than offset by lower revenues in the MRO services for heat transfer components and OEM heat transfer solutions segment and in the MRO services for aviation components segment as our MRO segments were hindered by supply chain disruptions in the quarter. These supply chain disruptions are not viewed as a systemic issue as our intake and backlog of work remain robust.

Cost of revenues

 TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct and indirect labor costs, quality assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported periods.

	Three months ended March 31,		Change
U.S. dollars in thousands	2026	2025	$	%

OEM of heat transfer solutions and aviation accessories	$7,722	$7,173	$549	7.7%
MRO services for heat transfer components and OEM of heat transfer solutions	7,593	8,823	(1,230)	-13.9%
MRO services for aviation components	14,465	16,045	(1,580)	-9.8%
Overhaul and coating of jet engine components	1,539	1,107	432	39.0%
Eliminations	(203)	(960)	757	-78.9%
Total cost of revenue	$31,116	$32,188	$(1,072)	-3.3%

Gross profit	$10,031	$9,954	$77	0.8%

Cost of revenues was $31.1 million for the three months ended March 31, 2026, compared to $32.2 million for the same period in 2025, a 3.3% decrease. As a percentage of revenues, cost of revenues decreased to 75.6% for the three months ended March 31, 2026, from 76.4% in the prior‑year period.

The decrease in cost of revenues was primarily driven by a more favorable mix of segment revenues and improved operating efficiencies. The improvement in cost of revenues as a percentage of revenues reflects better absorption of fixed manufacturing overhead and continued focus on cost management across our operations.

Operating expenses

Research and development expenses, net
Research and development expenses, net are related to new products and technologies or to a significant improvement of products and technologies, net of grants and participations received.

Selling and marketing expenses
Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

General and administrative expenses
General and administrative expenses consist of compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

	Three Months Ended March 31,		Change
U.S. dollars in thousands	2026	2025	$	%

Research and development, net	$571	$324	$247	76.2%
Selling and marketing	2,182	1,928	254	13.2%
General and administrative	4,293	3,532	761	21.5%
Total operating expenses	$7,046	$5,784	$1,262	21.8%

Research and development, net

Research and development expenses were $0.6 million for the three months ended March 31, 2026, an increase of 76.2% compared to $0.3 million for the same period in 2025. The increase was primarily driven by higher personnel‑related costs associated with additional headcount and increased spending on materials and supplies to support the launch of our new FutureWorks R&D Lab and development cost of our NewGen thermal solution. As a percentage of revenues, research and development expenses were 1.4% for the three months ended March 31, 2026, compared to 0.8% in the prior‑year period, reflecting our continued investment in innovation and product development capabilities.

Selling and marketing

Selling and marketing expenses were $2.2 million for the three months ended March 31, 2026, compared to $1.9 million for the three months ended March 31, 2025. The increase reflects higher promotional activity and continued investment in brand‑building initiatives to support revenue growth. Selling and marketing expenses represented 5.3% of revenues for the three months ended March 31, 2026, compared to 4.6% in the prior‑year period.

General and administrative

General and administrative expenses increased 21.5% to $4.3 million for the three months ended March 31, 2026, from $3.5 million for the same period in 2025. The increase was primarily driven by higher personnel‑related expenses, including additional headcount to improve the finance department capabilities given the change in our regulatory environment, stock‑based compensation, and recruitment costs associated with hiring key officers and senior executives. These increases are consistent with our long‑term strategy to strengthen our organizational infrastructure in support of both organic and inorganic growth initiatives. General and administrative expenses were 10.4% of revenues for the three months ended March 31, 2026, compared to 8.4% in the prior‑year period.

Other expenses (income)

Interest expenses, net
Interest expenses, net consist of interest income and expense. Interest income and expenses relate to the interest received from or paid to banks for the outstanding deposits and debts, respectively.

Other financial income, net
Other financial income, net included foreign exchange gain (loss) for the changes in rate of the ILS or other currencies against the U.S. dollar.

Provision for taxes on income
Tax expense consists of Israeli and U.S. federal and state taxes on the income of TAT’s business and changes in deferred tax assets or liabilities.

	Three Months Ended March 31,		Change
U.S. dollars in thousands	2026	2025	$	%

Interest expenses, net	$(148)	$(335)	$(187)	-55.8%
Other financial income, net	187	277	(90)	-32.5%
Provision for taxes on income	145	592	(447)	-75.5%
Share in profits of equity investment of affiliated companies	521	293	228	77.8%

Interest expenses, net

Interest expense, net was $0.1 million for the three months ended March 31, 2026, compared to $0.3 million for the same period in 2025. The decrease reflects lower borrowing costs and reduced average outstanding debt during the period. Interest expense represented 0.4% of revenues for the three months ended March 31, 2026, compared to 0.8% in the prior‑year period.

Other financial income, net

Other financial income, net was $0.2 million for the three months ended March 31, 2026, compared to $0.3 million for the same period in 2025. The change was primarily driven by interest income earned on money market placements, partially offset by higher foreign exchange losses related to the revaluation of long‑term loans denominated in Israeli Shekel. These losses resulted from fluctuations in the U.S. dollar/ILS exchange rate during the first quarter of 2026. In contrast, other financial income in the first quarter of 2025 was mainly attributable to foreign exchange gains. As a percentage of revenues, other financial income, net was 0.5% for the three months ended March 31, 2026, compared to 0.7% in the prior‑year period.

Provision for taxes on income

Taxes on income were $0.1 million for the three months ended March 31, 2026, compared to $0.6 million for the same period in 2025. The decrease primarily reflects lower taxable income and the impact of jurisdictional mix during the period. As a percentage of revenues, the provision for taxes on income was 0.4% for the three months ended March 31, 2026, compared to 1.4% in the prior‑year period.

Share in profits of equity investment of affiliated companies

Share in profits of equity‑method investees amounted to a gain of $0.6 million for the three months ended March 31, 2026, compared to a gain of $0.3 million for the same period in 2025. The increase reflects improved operating performance of the affiliated companies during the period.

Liquidity and Capital Resources

As of March 31, 2026, TAT had cash and cash equivalents of $51.2 million, compared to $51.3 million as of December 31, 2025, reflecting a modest decrease of $0.1 million during the period.

During the three months ended March 31, 2026, TAT reduced its loans and lines of credit with commercial banks by $0.6 million, consistent with management’s focus on strengthening the balance sheet and lowering financial leverage.

Capital expenditures totaled $1.4 million for the three months ended March 31, 2026. These investments were funded primarily through existing cash resources and cash generated from operations. TAT expects that its current cash position, together with anticipated operating cash flows, will be sufficient to fund planned capital expenditures and ongoing operational needs.

Management believes that anticipated cash flows from operations, combined with current cash balances, will be adequate to meet the Company’s liquidity requirements for at least the next 12 months from the issuance date of the unaudited financial statements. Future capital requirements will depend on a variety of factors, including the pace of revenue growth, expansion of selling and marketing activities, entry into new markets, and the timing of new product and service introductions.

Cash Flows

The following table summarizes TAT’s statements cash flows for the periods presented:

	Three Months Ended March 31,
U.S. dollars in thousands	2026	2025
Net cash provided by (used in) operating activities	$1,950	$(5,035)
Net cash used in investing activities	(1,420)	(2,862)
Net cash provided by (used in) financing activities	(551)	5,798
Net increase (decrease) in cash and cash equivalents	(21)	(2,099)
Cash and cash equivalents and restricted cash at beginning of the period	51,566	7,434
Cash and cash equivalents and restricted cash at end of the period	$51,545	$5,335

Net cash provided by operating activities for the three months ended March 31, 2026, amounted to approximately $2.0 million, compared to net cash used in operating activities of $5.0 million for the three months March 31, 2025.

Net cash provided by operating activities was $2.0 million for the three months ended March 31, 2026, reflecting the combined impact of operating performance and working capital movements. Operating cash inflows were primarily driven by a $2.5 million increase in trade accounts payable, largely due to the timing of inventory‑related purchases, and a $2.9 million reduction in trade accounts receivable. These inflows were offset by a $6.4 million increase in inventory and a $2.3 million increase in prepaid expenses and other current assets, primarily attributable to prepaid royalties under a vendor agreement.

Net cash used in operating activities was $5.0 million for the three months ended March 31, 2025. Operating cash flow was negatively affected by several working capital outflows. Inventory increased $3.9 million as the Company expanded stock levels to support projected sales. Trade accounts receivable increased $3.5 million, reflecting higher sales volume during the quarter and the related timing of collections. Accrued expenses and other current liabilities decreased $3.0 million, primarily due to the settlement of accrued royalties. The net operating cash outflow for the period reflected the timing of royalty settlements and the working capital required to support higher ongoing sales activity.

For the three months ended March 31, 2026 and 2025, net cash used by investing activities was $1.4 million and $2.9 million, respectively. The cash usage was substantially attributed to investment mainly in machinery and equipment for strategic improvements at the Company’s various operating facilities.

For the three months ended March 31, 2026, net cash used in financing activities was $0.6 million.  Net cash used in financing activities was primarily attributable to repayments of long-term loans.

For the three months ended March 31, 2025, net cash provided by financing activities was $5.8 million, primarily from $6.4 million gross proceeds from short-term credit, net of repayment of long-term loans by $0.6 million.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.